UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, June 11, 2012

May 25, 2012 Expert Opinion Andina – Kopolar Merger

Table of Contents 2 Letter to the Board of Directors Description of the Transaction Description of the Companies Methodology Discounted cash flows Comparison of Operational and Financial Variables Comparison of Market Capitalization share exchange Ratio Analysis of Synergies Appendices Financial and Market Description of Andina Financial and Market Description of Kopolar Outputs of the Discounted Cash Flow Model

Important 3 This document has been prepared by IM Trust Asesorías Financieras S.A. (hereinafter IM Trust) at the request of Embotelladora Andina S.A. (hereinafter Andina) and Embotelladoras Coca-Cola Polar S.A. (hereinafter Kopolar) for the purposes stipulated in article 99 of Law 18,046 so that it can be used as background information for the special shareholders meetings of both companies to determine the share exchange ratio of Andina and Kopolar shares (hereinafter the Merged Company) as a result of the merger of both. This document is a summary of the analysis prepared by IM Trust. Public information and information provided by the companies have been used in the preparation of this document that have not been independently verified by IM Trust. Therefore, it is not liable for such information. The financial forecasts contained in this document and implicit in forming an independent opinion are based on several assumptions prevailing on the date of delivery of this report and future behavior that may not prove true. Under no circumstance must the inclusion of forecasts be understood as a warranty of the accuracy of the assumptions and future behavior. The real results of the companies or their forecasts may differ from the forecasts included in this document. The results of this valuation exercise do not consider the value of potential contingencies not included in the financial statements of Andina and Kopolar. The results of this valuation exercise to determine the reasonableness of the terms of a share-for-share exchange show an economic valuation of Andina and Kopolar based on the information provided. So, the content of this report must be used specifically as an element of discussion by the management of Andina and Kopolar and the shareholders therein and must not be used for any other purpose.

1. Letter to the Board of Directors 4

5 Letter to the Board of Directors Santiago, May 25, 2012 To the Shareholders and Directors of Embotelladora Andina S.A. and Embotelladoras Coca-Cola Polar S.A. Ladies and Gentlemen: It is our pleasure to present this document, which has been prepared by IM Trust Asesorías Financieras S.A. (hereinafter IM Trust) at the request of Embotelladora Andina S.A. (hereinafter Andina) and Embotelladoras Coca-Cola Polar S.A. (hereinafter Kopolar) for the purposes stipulated in article 99 of Law 18,046 so that it can be used as background information for the Special Shareholders Meeting of both companies to establish the exchange ratio of Andina and Kopolar shares as a result of the merger of both. IM Trust used three different methodologies based on public information and forecasts provided by the companies in order to obtain a reasonable range of the exchange of shares between Andina and Kopolar: Discounted Cash Flows: IM Trust appraised Andina and Kopolar using the Discounted Cash Flow method, based on, the audited financial statements and forecasts provided by both companies, complemented by market assumptions and estimations of IM Trust. Operational and Financial Variables IM Trust compared operational indicators such as sales volume and population served and financial indicators such as revenues, EBITDA and net income. Once the exchange ratio of shares based on the economic value of the assets was obtained, it was adjusted by discounting the respective net financial debt to take it to an exchange ratio at an equity level. Market Capitalization IM Trust analyzed the exchange ratio implicit in the respective market capitalization of Andina and Kopolar, both prior to and after the announcement of the merger Transaction. After the results of the different methodologies were obtained, they were weighted as follows: 60% Discounted Cash Flow Analysis, 30% Operational and Financial Variables and 10% Market Capitalization

6 Letter to the Board of Directors Results It was determined from the 3 above methodologies that the reasonable exchange ratio is in the range of: Andina: 77.60% - 83.45% Kopolar: 16.55% - 22.40% Below is a summary chart of this result: (1) Considering the extreme values of the ranges for each method. (2) Weighting discounted cash flows by 60%, comparisons of operational and financial variables by 30% and the comparison of exchange capitalization by 10% weight. Discounted Cash Flows Operational and Financial Variables Market Capitalization Maximum Range(1) Weighted Average (2) Merger Exchange Ratio: Andina Kopolar Range 77,6% 76,7% 82,4% 77,8% 76,7% 5,9% 8,7% 3,0% 5,9% 6,3% 16,6% 14,6% 14,6% 16,3% 17,0% 22,2% 80,32% - 19,68% 83,0% 23,3% 85,4% 17,6% 83,7% 85,4% 22,2% 83,5% 22,4%

Letter to the Board of Directors 7 The above evaluation does not consider synergies based on savings and improvements estimated by both companies, which have a present value of CH$91 billion to CH$107 billion, which represents from 4.9% to 5.8% of the value of the merged company calculated as the sum of the market capitalizations of both companies on February 1, 2012, i.e., on the day prior to announcement of the merger. The existence and materialization of these synergies would also widen the reasonable range of the share exchange ratio, assuring that no shareholder in any of the companies is in a less favorable position than in a no-merger scenario. Given the results obtained from the analysis, it is the opinion of IM Trust that the share exchange ratio approved by the Companies (Andina 80.32% and Kopolar 19.68%) is within reasonable ranges. According to article 22 of the the Chilean Law that regulates public companies (Regla de Sociedades Anónimas) we are liable for the appreciations contained in this report, its chapters and appendices. IM Trust Asesorías Financieras S.A. Fernando Edwards Alcalde Profession: Commercial Engineer Tax ID 9.842.736-8 IM Trust Asesorías Financieras S.A. Patricio Bustamante Pérez Profession: Commerical Engineer Tax ID 5.863.552-9

8 2. Description of the Transaction

9 General Description of the Transaction The Transaction On February 2, 2012, Embotelladora Andina S.A. (Andina), Embotelladoras Coca-Cola Polar S.A. (Kopolar) and their respective controlling groups signed a Memorandum of Understanding to merge Andina and Kopolar. It was approved by the respective Boards of Directors and the signature of the final documents was subject to a Due Diligence process and to corporate approvals of the regulatory authorities and The Coca-Cola Company. According to the material event reported by Andina, the transaction will materialize through a merger by absorption in which the shareholders in Kopolar will receive new shares issued by Andina, representing 19.68% of the combined entity. An exchange ratio of 0.33269 Andina Series A shares and 0.33269 Andina Series B shares was established for each share in Kopolar. Prior to the merger, Andina and Kopolar will pay dividends to their respective shareholders: Andina’s shareholders will receive CH$28.156 billion (CH$35.27 per Series A share and CH$38.80 per Series B share). Kopolar’s shareholders will receive CH$29.566 billion (CH$105.59 per share). Strategic Rationale and Value Drivers in the Transaction The combination of both companies offers strategic and growth opportunities Seventh largest Coca-Cola bottler in the world and the second largest in South America. A solid position from which to better face the competition. Transfer of best practices and successful business models. Annual synergies of US$23-27 million before taxes are expected in the Chile and Argentina operations. A greater scale for the purchase of raw materials and equipment. Operating, productive and logistical efficiencies in adjacent territories The present value of these synergies is between CH$91 billion to CH$107 billion, which represents between 4.9% to 5.8% of the value of the merged company.

Changes in the Ownership as a result of the Merger Ownership Structure prior to Merger Ownership Structure after the Merger The merger agreement entered into by the parties, plans for the Andina Shareholders to hold an interest of 80.32% in the merged company and the Kopolar shareholders an interest of 19.68%. 80.32% 19.68% As a result of the merger, the controlling groups of Andina and Kopolar will become the controlling group of the merged company. 10

3. Description of the Companies 11

Andina – Summary of the Company Main characteristics of the markets where it does business Metropolitan Region, San Antonio and CAGRhapoal - Sales Volume 2011: 157.8 (UC mill.) - Revenues 2011: 629.6 (US$ mill.) - EBITDA 2011: 148.9 (US$ mill.) - 7.7 million inhabitants in the franchise. - A territory of 24,000 km2. - Two production plants - 1,732 workers Rio de Janeiro, Niteroi, Vitoria and Nova Iguaçu - Sales Volume 2011: 205.4 (UC mill.) - Revenues 2011: 914.0 (US$ mill.) - EBITDA 2011: 165.1 (US$ mill.) - 17.6 million inhabitants Source Andina 2011 Annual Report CAGR 3,3% CAGR 4,1% CAGR 4,7% A territory of 90,000 km2 Two production plants 2,847 workers Mendoza, San Juan, San Luis, Cordoba, Entre Rios and Santa Fe - Sales Voliume 2011: 138.3 (UC mill.) - Revenues 2011: 487.4 (US$ mill.) - EBITDA 2011: 69.7 (US$ mill.) - 10.3 million inhabitants A territory of 692,000 km2 1 production plant 1,892 workers Brazil Chile Argentina 12

The whole country: Sales Volume 2011: 60.2 (UC mill.) Revenues 2011: 213.5 (US$ mill.) EBITDA 2011: 51.3 (US$ mil.) 6 million inhabitants Provinces of Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the west zone of the Province of Buenos Aires: Sales Volume 2011: 43.4 (UC mill.) Revenues 2011: 201.3 (US$ mill.) EBITDA 2011: 16.2 (US$ mill.) 3.6 million inhabitants Source: Kopolar 2010-2011 Annual Reports CAGR 9,8% CAGR 1,8% CAGR 4,8% A territory of 406,752 km2 One production plant 792 workers A territory of 1,557,024 km2 2 production plants 922 workers Sales Volume (MUCs) Sales Volume (MUCs) Sales Volume (MUCs) Atacama, Coquimbo, Aysén and Magallanes Sales Volume 2011: 41.5 (UC mill.) Revenues 2011: 195.2 (US$ mill.) EBITDA 2011: 27.6 (US$ mill.) 1.6 million inhabitants. A territory of 181,386 km2. Three production plants 1,396 workers Kopolar – Summary of the Company Main characteristics of the markets where it does business Paraguay Chile Argentina 13

14 4. Methodology

The following information was used to appraise the companies and find share exchange ratio range: 2011 Audited Financial Statements Annual reports of the companies The companies’ 10-year forecasts Meetings with the management of both companies Historical market data (prices and volumes traded, interest rate, etc.) The analysis to obtain the share exchange ratio between Andina and Kopolar is based on different valuation methodologies. Each of the methods is weighted by a factor to obtain the adjusted share exchange ratio range, as described below: Método de Valorización Discounted Cash Flows Comparison of Market Capitalizations Comparison of Operational and Financial Variables Method Weight Considerations 60% 10% 30% Valuation using 10-year financial forecasts provided by both companies. Separation of flows by country (the sum of the parts) Flows are discounted at the WACC rate for each country Review and analysis of the share exchange ratio between the companies both prior and subsequent to announcement of the merger. It is based on the share exchange ratio of the economic value of the assets according to the comparison of certain operational and financial parameters from 2011. The value of the assets of both companies is adjusted by their net financial debt to obtain an equity exchange ratio. 15

4. Methodology a. Discounted Cash Flows 16

Discounted Cash Flows Valuation Methodology 17 Discounted Cash Flows (DCF) (+) EBITDA (+) Revenues Increase in net sales: growth in the population and purchasing power. Product mix changes: the relative share of water and juice rises compared to carbonated beverages Constant real prices Direct costs: modeling using operating margins SGA: Modeled as a percentage of sales Free cash flow per country (-) Operating Income Taxes Corporate income tax (per country) (-) Investements According to the investment plan of each company/country Plants and infrastructure Returnable bottles and cooling equipment (-) Working Capital Needs Average days of permanence (last three years) of Accounts Receivable, Inventories and Accounts Payable (-) Costs (-) SGA Methodology Considerations Free Cash Flow pero Country EV per country (-) Net Financial Debt* (-) Minority Interest Equity Value per country (Sum of the parts) Discounted at discount rate (WACC) * Net Financial Debt = Financial Debt – Cash and Cash Equivalent + Extraordinary Dividends announced for payment prior to the merger.

Supuestos del Modelo Supuestos macroeconómicos 18 2012 2013 2014 2015 2016 Concession Population (mill.) 7.8 7.9 7.9 8.0 8.1 Percentage population growth 1.0% 1.0% 1.0% 1.0% 1.0% Real GDP growth 4.3% 4.5% 4.0% 4.0% 4.0% Inflation 3.8% 3.0% 3.0% 3.0% 3.0% Tax rate 18.5% 17% 17% 17% 17% Exchange Rate CLP/US$ 491 497 502 507 511 2012 2013 2014 2015 2016 Concession Population (mill.) 1.8 1.8 1.9 1.9 1.9 Percentage population growth 1.0% 1.0% 1.0% 1.0% 1.0% Real GDP growth 4.3% 4.5% 4.0% 4.0% 4.0% Inflation 3.8% 3.0% 3.0% 3.0% 3.0% Tax rate 18.5% 17% 17% 17% 17% Exchange Rate CLP/US$ 491 497 502 507 511 2012 2013 2014 2015 2016 Concession Population (mill.) 17.8 18.0 18.1 18.3 18.5 Percentage population growth 1.0% 1.0% 1.0% 1.0% 1.0% Real GDP growth 3.0% 4.2% 4.0% 4.0% 4.0% Inflation 5.2% 5.0% 5.0% 5.0% 5.0% Tax rate 34% 34% 34% 34% 34% Exchange Rate R$/US$ 1.7 1.8 1.8 1.9 1.9 2012 2013 2014 2015 2016 Concession Population (mill.) 6.5 6.7 6.8 6.9 7.0 Percentage population growth 2.5% 2.5% 2.0% 2.0% 1.5% Real GDP growth (1.5%) 8.5% 4.0% 4.0% 4.0% Inflation 5.0% 5.0% 5.0% 5.0% 5.0% Tax rate 10% 10% 10% 10% 10% Exchange Rate G$/US$ 4,305 4,436 4,566 4,701 4,839 2012 2013 2014 2015 2016 Concession Population (mill.) 10.4 10.5 10.6 10.7 10.8 Percentage population growth 1.0% 1.0% 1.0% 1.0% 1.0% Real GDP growth 4.2% 4.0% 3.0% 3.0% 3.0% Inflation 9.9% 9.9% 9.0% 9.0% 9.0% Tax rate 35% 35% 35% 35% 35% Exchange Rate A$/US$ 4.4 4.8 5.1 5.5 5.9 2012 2013 2014 2015 2016 Concession Population (mill.) 3.9 4.0 4.0 4.1 4.1 Percentage population growth 1.0% 1.0% 1.0% 1.0% 1.0% Real GDP growth 4.2% 4.0% 3.0% 3.0% 3.0% Inflation 9.9% 9.9% 9.0% 9.0% 9.0% Tax rate 35% 35% 35% 35% 35% Exchange Rate A$/US$ 4.4 4.8 5.1 5.5 5.9 2012 2013 2014 2015 2016 Inflation 2.1% 1.9% 2.0% 2.0% 2.0%

Supuestos del Modelo Mix de ventas propuesto por las compañías 19 Soft drinks Water Juice and others Beer

Supuestos del Modelo Supuestos para el cálculo del WACC 20 Source: (1) BCP 10 (Central Bank 10-year bonds), Santiago Exchange on May 16, 2012 (2) Market research (3) Damodaran (http://pages.stern.nyu.edu/adamodar/) (4) IM Trust Estimation (5) U.S. Treasury at 20 years, Bloomberg on May 16, 2012 (6) Bloomberg, Damodaran Nominal CLP Chile Nominal USD Brazil Argentina Paraguay Risk Free Rate (BCP 10 yrs)(1) 5.64% U.S. Risk Free Rate (5) 2.35% 2.35% 2.35% Country Risk Premium(6) 1.94% 11.68% 6.00 U.S. Treasury + Country Risk Premium 4.29% 14.03% 8.35% Market Risk Premium (2) 6.50% Market Risk Premium (2) 6.50% 6.50% 6.50% Effective Tax Rate 17.0% Effective Tax Rate 34.0% 35.0% 10.0% Assets Beta (3) 0.73 Assets Beta (3) 0.73 0.73 0.73 Equity Beta 0.95 Equity Beta 0.90 0.90 0.97 Debt / Assets 0.265 Debt / Assets 0.265 0.265 0.265 Equity / Assets 0.735 Equity / Assets 0.735 0.735 0.735 Debt Spread (4) 1.20% Debt Spread (4) 2.00% 2.00% 2.00% Debt Cost 6.84% Debt Cost 6.29% 16.03% 10.35% Equity Cost 11.80% Equity Cost 10.16% 19.89% 14.63% WACC 10.18% WACC 8.57% 17.38% 13.22%

Model Outputs Sensitivity analysis of the exchange ratio between the companies 21 Using the assumptions presented, nominal free cash flows were constructed for each of the countries where both companies do business. The free cash flow is discounted at a WACC per country and then adjusted (net financial debt is subtracted) to arrive at the equity value. The sum of the equity value of each country determines the equity value of each company. According to this method of valuation, the average exchange ratio of the equity of both companies would be within the ranges of 76.7% - 83.0% (Andina) and 17.0% - 23.3% (Kopolar). A sensitivity analysis was carried out, making the WACC rate more flexible in each country as well as the perpetuity growth rate of the flows, where the sensitivity per WACC rate results in a wider exchange ratio range.  * For the sensitivity analysis the highest enterprise value of the company is used and is compared to the lowest enterpprise value of the other. This excercise is then repeated, inverting the companies’ enterpise values. Andina Real Perpetuity Growth 0.0% 0.5% 1.0% 1.5% 2.0% -1.0% 2,015 2,138 2,287 2,469 2,700 -0.5% 1,828 1,927 2,044 2,185 2,359 0.0% 1,669 1,749 1,843 1,954 2,088 WACC 0.5% 1,532 1,598 1,674 1,763 1,869 1.0% 1,413 1,468 1,530 1,602 1,687 Kopolar Real Perpetuity Growth 0.0% 0.5% 1.0% 1.5% 2.0% WACC 510 464 424 388 356 535 565 600 485 509 537 441 461 484 642 570 511 460 416 0.0% 0.5% 1.0% 403 419 438 369 383 398 -1,0% 80,2% 78,3% 76,5% 74,8% 73,0% 81,8% 80,1% 78,4% 76,7% 75,0% 83,2% 81,6% 80,0% 78,4% 76,8% 84,5% 83,0% 81,5% 80,0% 78,5% 85,7% 84,2% 82,8% 81,4% 80,0% -0,5% 0,0%  0,5% 1,0% 19,8% 21,7% 23,5% 25,2% 27,0% 18,2% 19,9% 21,6% 23,3% 25,0% 16,8% 18,4% 20,0% 21,6% 23,2% 15,5% 17,0% 18,5% 20,0% 21,5% 14,3% 15,8% 17,2% 18,6% 20,0% -0,5% 0,0% 0,5% Equity Value (CLP billion) Exchange Ratio (WACC Sensitivity Analysis) Andina WACC Polar WACC Kopolar 1.5% 2.0% -1.0% -0.5% 0.0% 0.5% 1.0% 438 1,0% -1,0% -1,0% -0,5% 0,0% 0,5% 1,0% -1,0%

4. Methodology b. Comparison of Operational and Financial Variables 22

Comparison of Operational and Financial Variables Exchange ratio at the level of the economic value of the assets 23 74,7% - 80,4% 25,3% - 19,6% Andina Kopolar In order to obtain the asset exchange ratio, the companies were compared according to certain relevant operating parameters in the industry and 2011 financial information According to those parameters, the economic exchange ratio of the assets (Enterprise Value) would be within the ranges of 74.7% - 80.4% (Andina) and 19.6% - 25.3% (Kopolar). Sales Volume Population Served Revenues Net Income

The values of the exchange ratio based on the economic value of the assets (Enterprise Value or EV), were adjusted to obtain the equity exchange ratio using the following procedure: The value of one of the companies was set according to its market value at December 31, 2011. The enterprise value of the other company was calculated on the basis of the previously calculated ratio. The enterprise value of both companies was adjusted to achieve the equity value (subtracting net financial debt*). An equity value of the companies was obtained for each parameter. The procedure was repeated, setting the enterprise value of the other company. Comparison of Operational and Financial Variables Equity Exchange Ratio 24 76,9% - 83,4% 23,1% - 16,6% Andina Kopolar 78,6% - 84,0% 21,4% - 16,0% Andina Kopolar Exchange Ratio (Base EV Kopolar) Exchange Ratio (Base EV Andina)  * Net Financial Debt = Financial Debt – Cash and Cash Equivalent + Extraordinary Dividends announced for payment prior to the merger Sales Volume Population Served Revenues Net Income Sales Volume Population Served Revenues Net Income

25 77,8% - 83,7% 22,2% - 16,3% Andina Kopolar The resulting ranges of ratios were averaged for each parameter using the equity exchange ratio calculated previously (by setting the enterprise value of each of the companies). The average equity exchange ratio of both companies would be in the ranges of 77.8% - 83.7% (Andina) and 16.3% - 22.2% (Kopolar). Comparison of Operational and Financial Variables Equity exchange ratio (average) Sales Volume Population Served Revenues Net Income

4. Methodology c. Comparison of Market Capitalization 26

The historic share assigned by the market to the equity of each of the companies in the combined entity was analyzed. Different periods of time prior and subsequent to announcement of the merger (February 2, 2012) were taken into account. The day before announcement of the merger, the exchange ratio was 85.3% (Andina) and 14.7% (Kopolar) (a ratio similar to the last 12 months), while on today’s date the exchange ratio is 82.4% (Andina) and 17.6% (Kopolar). Market Valuation Equity exchange ratio according to historic market capitalization 27 30 days prio to announcment of the merger 12 months prior to announcment of the merger From the day of the announcmenet of the merger to the present date 7 days within the time of anouncement of the merger Average: 85,3% Average: 85,4% Average 82,5% To date: 82,4% Andina Kopolar Andina Kopolar Announcement of the transaction Average: 14,7% Average: 14,6% Average: 17,5% To date: 17,6% Fuente: Bloomberg Announcement of the transaction Announcement of the transaction Announcement of the transaction

Average last year CLP 892 million Market Valuation Market Environment – Comparison of traded amounts Kopolar: Amounts Traded (CLP mm) 28 Fuente: Bloomberg 5 year average CLP 1,332 million 5 year average CLP 10 million Average last year CLP 21 million Andina: Amounts Traded (CLP mm) It can be expected that Andina’s share will be traded at a premium above that of Kopolar’s share because it is more liquid (reflected in Andina’s volume traded), much higher than that of Kopolar.

5. Exchange Ratio 29

Equity Interest in Merged Comopany Description of the exchange ratio obtained from the different methodologies 30 Discounted Cash Flow Market Capitalization Comparison of Operational and Financial variables Last 12 months Day prior to the announcement Last 30 days WACC (+/- 0,5%)* g (+/- 1,0%)* Total Valuation Criteria Total Total 85,3% 85,3% 85,4% 14,7% 14,7% 14,6% Sales Volume 80,7% 19,3% Population served 77,8% 22,2% EBITDA 2011 83,1% 16,9% Revenues 2011 80,1% 19,9% Net Income 2011 83,7% 16,3% Day of the announcement - Today 82,4% 17,6% * The best enterprise value was used for sensitivity and compared to the worst enterprise value of the other. This exercise was then repeated inverting the companies.

Exchange Ratio between Andina and Kopolar Range Results by Methodology and Total 31 The maximum amplitude of the exchange ratio range between the companies is presented for each methodology. The extreme points of each range are weighted by the proposed factor. The exchange ratio between both companies would be within 77.60% - 83.45% (Andina) and 16.55% - 22.40% (Kopolar). The merger would be materialized at a exchange ratio of 80.32% Andina and 19.68% (Kopolar), this is within the resulting range of our analysis. Using the extreme values of the ranges for each method. The results of the discounted cash flows have a 60% weight, the comparisons of operational and financial variables a 30% weight, and the comparison of market capitalization a 10% weight. 22,2% Andina Kopolar 80.32% - 19.68% Range 83,0% 23,3% 85,4% 17,6% 83,7% 85,4% 22,2% 83,5% 22,4% Merger Exchange Ratio: (1) (2) Discounted Cash Flows Operational and Financial Variables Market Capitalization Maximum Range(1) Weighted Average (2)

6. Analysis of Synergies 32

33 Analysis of Singeries Operacionales Operational efficiencies in distribution and logistics in adjacent territories. Consolidation of corporate offices. Optimization in the use of production capacities. Consolidation of backoffice. Optimization in the definition of investment in new production plants Comerciales y Administrativas Increase in scale in the purchase of commodities and equipment (CAPEX). Transfer of best practices and successful business models. The synergies and costs of integration are not considered or quantified in the exchange ratio analysis. Nonetheless, the Transaction should result in several benefits from the combined operation of both companies. Estimated synergies US$ 23 - 27 million per year before taxes among Chile and Argentina operations

34 Analysis of Synergies The after-tax flows generated by the synergies described in the previous page result in the following present value, discounted at the corresponding discount rates for Chile and Argentina: The present value expected from the synergies of CLP 99.133 billion represents 5.4% of the total equity of the merged companies, calculated as the sum of the market capitalizations of both companies at February 1, 2012, i.e., the day prior to the announcement of the merger. The existence and realization of these synergies will widen the reasonable exchange ratio range, ensuring that no shareholder is in a less favorable position in either company, than in a no-merger scenario. Converted at the exchange rate of CLP 519.2 on 12/31/2011 WACC Synergies Before Tax Synergies (CLP million)(1) 11,942 12,461 12,980 13,499 14,018 -2.0% -1.0% 0.0% 1.0% 2.0% 113,121 100,909 91,363 83,662 77,298 118,055 122,989 127,923 132,857 118,290 106,903 97,717 90,126 105,255 109,600 113,945 95,248 99,133 103,018 87,176 90,690 94,203 80,505 83,712 86,919

7. Appendices 35

a. Financial and Market Description of Andina 36

Summary of the Company: Andina Financial and Market Situation 76,9% Summarized Financial Statements Amounts Traded and Market Cap (US$ million) Trailing Multiples 37 Total Liability / Equity Financial Debt / Equity Source: Andina 2011 Annual Report, Bloomberg Estrictamente Privado y Confidencial Announcement of the Transaction Announcement of the Transaction thousand CLP 2010 2011 Assets Cash Trade receivables Inventories Other current assets 34,272 25,068 16,078 10,015 21,656 30,918 23,099 8,378 PP&E Other non-current assets 123,234 30,268 167,628 26,441 Total assets 238,935 278,120 Liabilities Current financial debt Trade payables Other current liabilities 7,604 29,783 8,098 10,180 43,003 12,098 Non-current financial debt Other non.current liabilities 71,140 12,882 69,591 15,054 Total liabilities 129,505 149,926 Equity Total equity 109,429 128,194 Total equity and liabilities 238,935 278,120 Ratios Debt(1) Financial Debt(2) 1.18x 0.72 x 1.17x 0.62 x (1) (2) (3)

Summary of Company: Andina Historical Operational Data Sales Volume (UC million) Revenues (US$ million) EBITDA (US$ mm) Net Income (US$ million) 38 CAGR 4,0% CAGR 12,2% CAGR 6,6% CAGR 5,1% Source: Andina 2011 Annual Report Currency converted at the Exchange Rate used in Andina’s annual reports.

b. Financial and Market Description of Kopolar 39

76,5% 76,9% Summarized Financial Statements 40 (1) Total Liability / Equity (2) Financial Debt / Equity Source: Kopolar 2011 Annual Report, Bloomberg Amounts Traded and Market Cap (US$ million) Trailing Multiples Commpany Summary: Kopolar Financial and Market Situation Announcement of the transaction Announcement of the transaction thousand CLP 2010 2011 Assets Cash Trade receivables Inventories Other current assets 34,272 25,068 16,078 10,015 21,656 30,918 23,099 8,378 PP&E Other non-current assets 123,234 167,628 30,268 26,441 Total assets 238,935 278,120 Liabilities Current financial debt Trade payables Other current liabilities 7,604 29,783 8,098 10,180 43,003 12,098 Non-current financial debt Other non.current liabilities 71,140 12,882 69,591 15,054 Total liabilities 129,505 149,926 Equity Total equity 109,429 128,194 Total equity and liabilities 238,935 278,120 Ratios Debt(1) Financial Debt(2) 1.18x 0.72 x 1.17x 0.62 x

76,9% Sales Volume (UC million) Revenues (US$ million) EBITDA (US$ million) Net Income (US$ million) 41 CAGR 5,7% CAGR 17,0% CAGR 13,5% CAGR 10,7% Company Summary: Kopolar Historic Operational Data Source: Kopolar 2010-2011 Annual report

c. Discounted Cash Flow Model Outputs 42

Forecasted Flows in the Valuation Model 43 Sales Volume MUCs Revenues MUS$

44 CAPEX MUS$ EBITDA MUS$ Forecasted Flows in the Valuation Model (continued)

45 Forecasted Flows in the Valuation Model (continued) Andina Chile 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 146 153 158 165 172 179 186 194 Revenues (MUS$) 542 575 630 676 721 766 815 866 Operating Incomel (MUS$) 96 110 117 114 120 124 148 152 Operating Margin 20.6% 20.1% 18.7% 16.8% 16.7% 16.2% 18.1% 17.5% EBITDA (MUS$) 136 142 147 161 174 184 193 204 EBITDA Margin 25.1% 24.8% 23.3% 23.9% 24.1% 24.0% 23.7% 23.5% Brazil 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 185 203 205 214 226 237 248 260 Revenues (MUSS) 615 801 914 1,023 1,110 1,195 1,287 1,389 Operating Incomel (MUS$) 106 143 133 149 160 168 194 201 Operating Margin 20.6% 20.1% 18.7% 16.8% 16.7% 16.2% 18.1% 17.5% EBITDA (MUS$) 127 164 162 192 205 217 231 242 EBITDA Margin 20.6% 20.5% 17.7% 18.7% 18.4% 18.2% 17.9% 17.4% Argentina 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 121 125 138 150 160 170 179 189 Revenues (MUS$) 308 366 487 619 670 726 780 842 Operating Incomel (MUS$) 57 64 54 58 59 60 67 67 Operating Margin 12.8% 12.3% 10.6% 9.3% 9.1% 10.3% 10.1% 9.9% EBITDA (MUSS) 54 58 68 84 88 98 108 117 EBITDA Margin 17.5% 16.0% 13.9% 13.6% 13.2% 13.6% 13.8% 13.9% Consolidated 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 452 480 501 529 557 585 613 643 Revenues (MUS$) 1,465 1,742 2,031 2,318 2,500 2,687 2,883 3,097 Operating Incomel (MUS$) 259 317 304 321 339 353 409 420 Operating Margin 17.7% 18.2% 15.0% 13.8% 13.6% 13.1% 14.2% 13.6% EBITDA (MUSS) 317 365 376 437 467 499 531 563 EBITDA Margin 21.6% 21.0% 18.5% 18.8% 18.7% 18.6% 18.4% 18.2%

46 Forecasted Flows in the Valuation Model (continued) Kopolar Chile 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 37 39 41 47 53 60 64 66 Revenues (MUS$) 141 162 195 219 251 289 307 325 Operating Incomel (MUS$) 21 22 17 29 33 40 43 47 Operating Margin 15.6% 14.0% 9.0% 13.1% 13.1% 13.8% 13.9% 14.4% EBITDA (MUS$) 29 32 27 41 50 58 63 68 EBITDA Margin 20.9% 19.9% 14.1% 18.8% 19.7% 20.1% 20.4% 20.8% Paraguay 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 49 55 60 68 75 83 88 94 Revenues (MUS$) 117 144 214 259 294 332 363 396 Operating Incomel (MUS$) 23 29 34 37 44 50 55 60 Operating Margin 18.9% 19.2% 15.1%] 14.4% 14.9% 14.9% 15.2% 15.1% EBITDA (MUSS) 31 47 51 53 64 73 82 89 EBITDA Margin 26.3% 32.8% 23.9% 20.5% 21.8% 22.1% 22.6% 22.5% Argentina 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 41 41 43 46 48 51 53 55 Revenues (MUS$) 133 144 201 229 244 262 279 298 Operating Incomel (MUS$) 3 -7 5 6 9 11 13 15 Operating Margin 2.0% -4.6% 2.6% | 2.8% 3.7% 4.3% 4.7% 4.9% EBITDA (MUS$) 10 -1 16 16 20 22 25 28 EBITDA Margin 7.4% -0.5% 8.0%  6.9% 8.1% 8.5% 8.9% 9.3% Consolidated 2009 2010 2011 2012 2013 2014 2015 2016 Sales volume (MUCs) 127 135 145 160 176 194 205 216 Revenues (MUSS) 391 451 610 708 789 883 949 1,019 Operating Incomel (MUSS) 47 45 57 73 86 100 111 121 Operating Margin 12.0% 9.9% 9.3% 10.3% 10.9% 11.4% 11.7% 11.9% EBITDA (MUS$) 70 79 95 110 133 154 169 184 EBITDA Margin 17.9% 17.5% 15.5% 15.6% 16.9% 17.4% 17.8% 18.1%

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